               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. 21)

                 PROVIDENT FINANCIAL GROUP, INC.
      -----------------------------------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
            ----------------------------------------
                 (Title of Class of Securities)

                           743866 10 5
                      ---------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           See Item 5
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

                       Page 1 of 18 Pages

CUSIP NO. 743834-20-2          13D             Page 2 of 18 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1422526
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          5,462,296 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          6,450,496 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          6,450,496 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743834-20-2          13D             Page 3 of 18 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
            3,203,476

8      SHARED VOTING POWER
            5,462,296 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
            3,203,476

10     SHARED DISPOSITIVE POWER
            6,450,496 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            9,653,972 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
                 IN

CUSIP NO. 743834-20-2          13D             Page 4 of 18 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           1,571,602

8      SHARED VOTING POWER
           5,462,296 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           1,571,602

10     SHARED DISPOSITIVE POWER
          6,450,496 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,022,098 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.7% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 5 of 18 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          2,017,340

8      SHARED VOTING POWER
          5,462,296 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
          2,017,340

10     SHARED DISPOSITIVE POWER
          6,450,496 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,467,836 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.7% (See Item 5)

14    TYPE OF REPORTING PERSON*
                 IN

CUSIP NO. 743834-20-2          13D             Page 6 of 18 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          2,396,222

8      SHARED VOTING POWER
          5,462,296 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
          2,396,222

10     SHARED DISPOSITIVE POWER
          6,450,496 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,846,718 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.6% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

      This Amendment No. 21 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"),
American Financial Corporation ("AFC"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on January 24, 1997, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (formerly Provident Bancorp, Inc.) (referred to herein as "Provident").

      The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of September 30, 1997, the Lindner Family beneficially owned approximately 32% of the outstanding voting stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 76% of AFC's outstanding voting equity securities).

Item 2.   Identity and Background.

     See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, AFG and AFC.

Item 4.  Purpose of the Transaction.

     The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

      Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     As of October 31, 1997, the Reporting Persons beneficially owned 15,639,136 shares (or approximately 36.4% of the outstanding shares) of Provident Common Stock as follows:

          Holder                        Number of Shares
          -------------                 ----------------

          GAI                            5,231,893
          GALIC                            230,403
          LOYAL (a)                        494,100
          AML (a)                          494,100
          Carl H. Lindner (b)            3,203,476
          Carl H. Lindner III (c)        1,571,602
          S. Craig Lindner (d)           2,017,340
          Keith E. Lindner (e)           2,396,222
                                         ---------
          Total:                        15,639,136

GAI   = Great American Insurance Company, 100% owned by AFC
GALIC = Great American Life Insurance Company, 81% owned by AFG
LOYAL = Loyal American Life Insurance Company, 100% owned by GALIC
AML   = American Memorial Life Insurance Company, 100% owned by GALIC

(a)  Represents  shares issuable upon conversion of  Provident  D
     Preferred.
(b) Includes 2,635,090 shares held by his spouse and 45,535 shares held by a foundation over which he has voting and investment power. Does not include the shares held by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and the 988,200 shares issuable to subsidiaries of AFG upon conversion of preferred stock.
(c) Includes 4,732 shares held by his spouse, individually and as trustee. Does not include shares beneficially owned by AFG. See Note (b).
(d) Includes 334,136 shares held by his spouse individually and as custodian for their minor children and 44,887 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (b).
(e) Includes 169,311 shares held by his spouse and 5,609 shares held as custodian for his minor children. Also includes 349,164 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by AFG. See Note (b).

      Certain officers and directors of AFG and AFC beneficially own shares of Provident Common Stock as follows:

          Holder                   Number of Shares
          -------------------      ----------------
          James E. Evans               24,414
          Fred J. Runk                148,735
          Thomas E. Mischell       1,221,934(a)
          Sandra W. Heimann           644,102
          Robert C. Lintz               5,062
          William R. Martin               707
          Thomas E. Emmerich            2,625
          Thomas M. Hunt                3,000

(a) Includes 1,181,250 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

      As of October 31, 1997 and within the prior 60 day period, the Reporting Persons have entered into the following transactions involving Provident Financial Group, Inc. Common Stock. On various dates ranging from September 3 through September 29, 1997, Carl H. Lindner made gifts of 10,161 shares of Common Stock and on October 1, 1997, acquired, through a trust distribution, 106,306 shares of Common Stock. On September 24, 1997, Carl H. Lindner III made gifts of 1,010 shares of Common Stock. On September 4, 1997, S. Craig Lindner disposed of 700 shares of Common Stock at $48.17 per share in an open market transaction. On various dates ranging from September 18 through October 29, 1997, S. Craig Lindner and a foundation over which he has voting and/or investment power, made gifts of 2,770 shares of Common Stock. On various dates ranging from September 23 through October 28, 1997, Keith E. Lindner gifted 13,511 shares of Common Stock. On September 4 and 5, 1997, Mrs. Heimann sold 32,500 shares of Common Stock at an aggregate price of $46.23 per share in open market transactions. To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG or AFC.


Item 6.  Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

      AFG has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by AFG), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-AFG held) outstanding Provident voting shares.

Item 7.  Material to be filed as Exhibits.

          (1)  Schedule referred to in Item 2.

          (2)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

           After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1997

                              AMERICAN FINANCIAL GROUP, INC.

                              By: James C. Kennedy
                              ------------------------------------
                              Deputy General Counsel and Secretary

                              AMERICAN FINANCIAL CORPORATION

                              By: James C. Kennedy
                              ------------------------------------
                              Deputy General Counsel and Secretary


                              James C. Kennedy
                              ------------------------------------
                              James C. Kennedy,
                                   As Attorney-in-Fact for:
                                   Carl H. Lindner
                                   Carl H. Lindner III
                                   S. Craig Lindner
                                   Keith E. Lindner

Exhibit 1

Item 2.  Identity and Background.

     AFG is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated in 1995. AFG is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of AFG. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

      Carl  H.  Lindner  III's principal  occupation  is  as  Co-
President of AFG.  He is also Co-President of AFC.

     S. Craig Lindner's principal occupations are as Co-President of AFG and President of American Annuity Group, Inc., an affiliate of AFG. He is also Co-President of AFC.

     Keith E. Lindner's principal occupations are as Co-President of AFG and Vice Chairman of the Board of Directors of Chiquita
Brands International, Inc., an affiliate of AFG.  He is also  Co-
President of AFC.

      The identity and background of the executive officers, directors and controlling persons of AFG and AFC (other than the Lindner Family, which is set forth above) are as follows:

      1.   Theodore H. Emmerich is a retired managing partner  of
Ernst  &  Young, certified public accountants, Cincinnati,  Ohio.
He  is  presently  a  director of AFG and  AFC.   Mr.  Emmerich's
address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

      2.   James E. Evans' principal occupation is as Senior Vice
President  and  General Counsel of AFG.  He is also  Senior  Vice
President and General Counsel of AFC.

     3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of AFG and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

      4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFG and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

      6.    Gregory C. Thomas, for more than five years prior  to
his  retirement  in September 1996, was Executive Vice  President
and  Chief  Financial Officer of Citicasters  Inc.   Mr.  Thomas'
address is 1026 Stephens Road, Maineville, Ohio 45039.

     7. William W. Verity's principal occupation is as Chairman and Chief Executive Officer of ENCOR Holdings, Inc., develop and manufacture of plastic molded components. He is also a director of Chiquita. Mr. Verity's address is 3905 Vincennes Road, Suite 305, Indianapolis, Indiana 46268.

      8. Alfred W. Martinelli's principal occupation is as Chairman of the Board and Chief Executive Officer of Buckeye Management Company, which is the sole general partner of Buckeye Partners, L.P., a limited partnership principally engaged in pipeline transportation of refined petroleum. Mr. Martinelli's address is 269 Glenmoor Road, Gladwyne, Pennsylvania 19035. He is also a director of AAG.

      9.   Fred J. Runk's principal occupation is as Senior  Vice
President and Treasurer of AFG. He is also Senior Vice President and Treasurer of AFC.

      10.  Thomas E. Mischell's principal occupation is as Senior
Vice  President  -  Taxes  of AFG.  He  is  also  a  Senior  Vice
President of AFC.

      The following are persons who are executive officers of AFC who are not also executive officers of AFG:

      1.   Sandra W. Heimann's principal occupation is as a  Vice
President of AFC.

      2.   Robert C. Lintz's principal occupation is  as  a  Vice
President of AFC.

      The Lindner Family and AFG may be deemed to be controlling persons with respect to AFC.

     Unless otherwise noted, the business address of AFG, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

      None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2
                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                         AMERICAN PREMIER GROUP, INC.
                         AMERICAN FINANCIAL CORPORATION

                         By:/s/  James E. Evans
                          Vice President & General Counsel

                         /s/ Carl H. Lindner
                         /s/ Carl H. Lindner III
                         /s/ S. Craig Lindner
                         /s/ Keith E. Lindner

Exhibit 3

                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner